UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Other Events

On June 13, 2023, Genenta Science S.p.A. held its Ordinary and Extraordinary Shareholders’ Meeting in virtual meeting format. At the Ordinary and Extraordinary Shareholders’ Meeting, the Company’s shareholders: (1) approved the Company’s statutory financial statements for the financial year ended December 31, 2022; (2) approved the reduction in the size of the Board of Directors from seven (7) to five (5) members; and (3) approved the extension of the term for the capital increase to the service of the Company’s 2021 – 2025 Stock Option Plan until December 31, 2035 in order to allow the issuance of ordinary shares during such extended term upon the exercise of stock options having a 10-year exercise period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Richard B. Slansky
Name:	Richard B. Slansky
Title:	Chief Financial Officer

Dated: June 14, 2023